EXHIBIT 20
NEWS RELEASE	[CIGNA Logo]

For Release:	Immediate

Contact:	Edwin J. Detrick, Investor Relations - (215) 761-6130
Wendell Potter, Media Relations - (215) 761-4450

CIGNA REPORTS SECOND QUARTER RESULTS

PHILADELPHIA, August 1, 2001 — CIGNA Corporation (NYSE:CI) today reported second quarter 2001 operating income1 of $262 million, or $1.73 per share2, excluding an after-tax gain of $22 million associated with the reinsurance business that was sold in 20003. Earnings per share were $1.71 for the second quarter of 2000, excluding an after-tax charge of $127 million associated with the run-off reinsurance business.

For the first half of 2001, operating income was $534 million ($3.48 per share), compared with $544 million ($3.27 per share) in the first half of 2000, excluding the items noted above and an $8 million after-tax gain in the first quarter of 2001 on the sale of a partial interest in CIGNA’s Japanese life insurance business.

“CIGNA’s earnings for the quarter reflect continued strong demand for our indemnity and specialty health care products as well as the challenges of escalating medical costs on our managed care operation,” said H. Edward Hanway, CIGNA’s chief executive officer.

HIGHLIGHTS OF SEGMENT RESULTS:

Employee Health Care, Life and Disability Benefits

•

This segment includes CIGNA’s HMO and Indemnity operations. HMO includes medical and dental managed care and specialty health care operations. Indemnity includes medical and dental indemnity, disability, and group life insurance operations.

After-Tax Operating Income ($ millions):

	Second Qtr. 2001	Second Qtr. 2000	Change
HMO	$120	$125	(4%)
Indemnity	99	71	39
Goodwill	(15)	(15)	-

Total Segment	$204	$181	13%

•	Operating income for this segment increased 13% over the same period last year.

•	For the first half of 2001, segment operating income was $402 million, compared with $356 million for the same period last year.

•	The HMO results included net favorable after-tax adjustments from account and tax reviews of $6 million and $11 million, respectively, in the second quarter and first half of 2000.

•

Second quarter 2001 HMO operating results were comparable with the same period last year, excluding the favorable adjustment in 2000. These results reflect improved earnings for the specialty health care operations, offset by increased medical costs for the commercial full-risk business and increased operating expenses.

•

Indemnity operating income increased 39% over the second quarter of 2000. The improved results are primarily due to higher earnings from retrospectively experience-rated health care business, reflecting rate increases and membership growth, and improved results for the group disability business.

•

The after-tax operating margin[4] for the segment was 5.5%, compared with 5.1% for the second quarter of 2000. The increase was largely attributable to higher earnings in the medical indemnity, specialty health care and group disability businesses.

Premiums and Premium Equivalents ($ millions):

	Second Qtr. 2001	Second Qtr. 2000	Change
HMO Premiums and Fees	$1,667	$1,638	2%
HMO Equivalents	1,798	1,715	5

	3,465	3,353	3

Indemnity Premiums and Fees	1,740	1,646	6
Indemnity Equivalents	3,232	2,723	19

	4,972	4,369	14

Total	$8,437	$7,722	9%

•

The 9% increase in premiums and premium equivalents[5] for the combined HMO and Indemnity operations was driven primarily by the effect of higher medical costs under alternative funding programs, premium and fee increases and membership growth, partially offset by lower Medicare premiums due to market exits.

•

Excluding the Medicare business, total premium and premium equivalents for the segment increased 12%, compared with the second quarter of 2000. Premiums for the Medicare business, which CIGNA substantially exited on January 1, 2001, were $74 million and $240 million for the second quarters of 2001 and 2000, respectively.

Membership (thousands):

	June 30, 2001	June 30, 2000	Change	Dec. 31, 2000	Change
HMO	6,925	7,108	(3)%	7,234	(4)%
Indemnity	7,363	6,956	6	7,079	4

Total Medical Lives	14,288	14,064	2%	14,313	-%

•	Excluding Medicare membership of 45,000 at June 30, 2001 and 156,000 at June 30, 2000, HMO medical membership decreased 1%, compared with June 30, 2000.

•	The net decline in HMO membership since December 31, 2000 is primarily due to the loss of certain large self-funded accounts.

•

Indemnity membership increased 4% since December 31, 2000, primarily due to continued growth in medical PPO lives, reflecting customer preference for products offering more choice of providers and benefit design.

•	For full year 2001, CIGNA expects growth in total medical lives, excluding Medicare, to approximate 3%.

•

At June 30, 2001, approximately 20% of CIGNA's 14.3 million covered medical lives were covered by guaranteed cost managed care and indemnity arrangements (primarily Commercial HMO, Medicare, Medicaid) where CIGNA assumes the risk for medical cost inflation.

•

CIGNA's specialty health care businesses experienced strong membership growth in the first half of 2001. The dental managed care and indemnity operations grew 3%, or 355,000 members, compared with June 30, 2000. The behavioral health operations grew 15%, or 1.8 million members, compared with June 30, 2000.

Other Statistics:

	Second Qtr. 2001	Second Qtr. 2000	First Qtr. 2001

Commercial HMO Medical Risk Loss Ratio	85.7%	84.6%	85.9%
HMO Administrative Expense Ratio	10.6%	10.3%	10.1%

•

The Commercial HMO medical risk loss ratio increased over the same period last year and improved modestly from the first quarter of 2001. Most of the increase in the loss ratio is due to favorable reserve development in the second quarter of last year.

•

Average net premium yields (i.e., rate increases net of reductions in benefits) for the Commercial HMO business approximated 11% in the quarter. CIGNA expects net premium yield increases for full year 2001 will approximate 12%.

•

The rate of commercial medical cost inflation was approximately 12% in the quarter. Higher professional fees and increased inpatient utilization were the primary factors driving medical cost inflation in the quarter. CIGNA expects medical cost trend for the full year 2001 to be in the 12-13% range.

•	The expense ratio for HMO increased from the second quarter of 2000 and the first quarter of 2001, due primarily to technology spending and investment in business process improvement initiatives.

Employee Retirement Benefits and Investment Services

•

This segment, which operates in the defined contribution, defined benefit and corporate life insurance markets, had operating income of $53 million in the second quarter of 2001, compared with $64 million for the same period last year. For the first half of 2001 and 2000, operating income was $113 million and $129 million, respectively. The decreased results in the quarter and first half of 2001 primarily reflect the effect of stock market declines on asset-based revenues, higher operating expenses and lower interest margins.

•

Assets under management at June 30, 2001 were $54.7 billion, a decrease of 3% compared with $56.6 billion as of June 30, 2000, and a decrease of 1% compared with $55.2 billion as of December 31, 2000. The decrease primarily reflects stock market depreciation.

•

The ratio of annualized underlying segment operating income to average assets under management was approximately 40 basis points for the quarter, compared with 46 basis points for full year 2000, reflecting lower interest margins and a higher expense ratio, in part due to the stock market decline.

International Life, Health and Employee Benefits

•

This segment, which includes CIGNA's life insurance and employee benefits businesses operating in select international markets, had operating income of $10 million in the second quarter of 2001, which was level with the same period last year. The segment's operating income for the first half of 2001 was $23 million (excluding the $8 million after-tax gain mentioned above), compared with $18 million in the first half of 2000.

•

Premiums and fees of $192 million decreased 64%, compared with $537 million in the second quarter of 2000. The decrease in premiums and fees reflects the absence of revenues from the Japanese life insurance business, which was deconsolidated at the beginning of 2001 and is now accounted for under the equity method of accounting. Partially offsetting the decrease for the quarter was increased premiums and fees from growth in the life and group benefits business in certain Asian operations, as well as higher premiums and fees for the expatriate health care business. Excluding the Japanese life insurance operation, premiums and fees increased 9%, compared with the second quarter of 2000.

Other Operations

•

Other Operations includes gain recognition related to the 1998 sale of the individual life insurance and annuity business and the 2000 sale of a portion of the reinsurance business. It also includes the results of the leveraged corporate life insurance operation, the reinsurance business (consisting of the sold reinsurance operations prior to the date of sale and the retained business that was placed in run-off), and the settlement annuity business.

•

Other Operations reported operating income of $16 million in the second quarter of 2001, which excludes the $22 million after-tax gain mentioned above. For the same period last year, operating income was $31 million, excluding the $127 million of after-tax charges associated with the run-off reinsurance business noted above. For the six months ended June 30, 2001, Other Operations reported operating income of $36 million, compared with $59 million reported for the six months ended June 30, 2000, excluding the items noted above. The decrease in second quarter 2001 earnings is partially due to the run-off of the leveraged corporate life insurance operation.

Corporate

•	Corporate includes unallocated investment income and parent company expenses, primarily debt service.

•

Corporate had a loss of $21 million in the second quarter of 2001, compared with a loss of $7 million for the same period last year. The operating loss for the first half of 2001 was $40 million, compared with a loss of $18 million for the same period last year. The increased loss, for both the second quarter and first half of 2001, reflects lower net investment income resulting from declining interest rates and continued share repurchases, and higher expenses.

HIGHLIGHTS OF CONSOLIDATED SECOND QUARTER 2001 RESULTS:

•

Consolidated net income [6] for the quarter was $252 million, or $1.66 per share, compared with $161 million, or $0.99 per share, for the same period last year. For the first half of 2001, consolidated net income was $528 million, or $3.45 per share, compared with $432 million, or $2.60 per share, for the same period last year.

•

Consolidated revenues for the second quarter of 2001 were $4.7 billion, compared with $5.0 billion for the second quarter of 2000. The decrease was primarily due to the absence of revenues in the International segment associated with the deconsolidation of the Japanese life insurance operation, as well as the Medicare market exits in the Employee Health Care, Life and Disability Benefits segment. Excluding the effects of Medicare and the Japanese life insurance operation, consolidated revenues increased 5%, compared with the second quarter of 2000, primarily due to growth in the Employee Health Care, Life and Disability Benefits segment.

•	The company repurchased 1.7 million shares of its common stock for $159 million during the second quarter. Total available repurchase authority is approximately $484 million at August 1, 2001.

•

Unpaid claims and claims expenses at June 30, 2001 decreased to $4.0 billion from $4.8 billion at December 31, 2000. The decrease was primarily due to the deconsolidation of the Japanese life insurance operation and, to a lesser extent, reduced reserves related to Medicare market exits.

•	Assets at June 30, 2001 decreased to $91.5 billion from $95.1 billion at December 31, 2000, primarily reflecting the effects of deconsolidation of the Japanese life insurance operation.

Quarterly earnings and conference call information are available on CIGNA's web site (http://www.cigna.com) in the Investor Relations section.

* Notes:

1.	Operating income (loss) is defined as net income (loss) excluding after-tax realized investment results.

2.	All earnings per share amounts are on a diluted basis.

3.

During the second quarter of 2001, the acquirer of portions of CIGNA's life reinsurance business entered into agreements with some of the reinsured parties, which relieved CIGNA of any remaining obligations related to those parties. As a result, CIGNA accelerated the recognition of $22 million after-tax of the gain, which had been deferred at the time of sale.

4.	Operating margin is defined as operating income divided by GAAP revenue, excluding realized investment gains.

5.

CIGNA's business mix reflects a large concentration of ASO and retrospectively experience-rated business with self-insured customers, rather than fully insured business. Premiums and fees plus premium equivalents represent a measure of business volume. Premium equivalents generally equal paid claims under alternative funding programs, where CIGNA's customers assume all or a portion of the responsibility for funding claims. CIGNA would have recorded the amount of these paid claims as additional premiums if these programs had been written as guaranteed cost (full risk) business.

6.

Consolidated net income for the second quarter and first half of 2001 includes the $22 million after-tax gain on the sold reinsurance business. In addition, consolidated net income for the first half of 2001 includes the $8 million after-tax gain on the sale of a partial interest in CIGNA's Japanese life insurance business. Consolidated net income for the second quarter and first half of 2000 includes the $127 million after-tax charge associated with the run-off reinsurance business.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

CIGNA and its representatives may from time to time make written and oral forward-looking statements, including statements contained in this press release, in CIGNA's filings with the Securities and Exchange Commission, in its reports to shareholders and in meetings with analysts and investors. These statements may contain information about financial prospects, economic conditions, trends and known uncertainties. CIGNA cautions that actual results could differ materially from those that management expects, depending on the outcome of certain factors. Some factors that could cause actual results to differ materially from the forward-looking statements include:

1.	increases in medical costs that are higher than anticipated in establishing premium rates in CIGNA's health care operations, including increased use and costs of medical services;
2.

increased medical, administrative, technology or other costs resulting from legislative, regulatory and litigation challenges to, and new regulatory requirements imposed on, CIGNA's health care business;

3.	heightened competition, particularly price competition, which could reduce product margins and constrain growth in CIGNA's businesses;
4.	significant reductions in customer retention;
5.	significant changes in interest rates;
6.	significant and sustained stock market declines which could, among other things, trigger payments contingent on certain variable annuity account values;
7.	significant deterioration in economic conditions, which could have an adverse effect on CIGNA's operations and investments; and
8.	changes in federal income tax laws.

This list of important factors is not intended to be exhaustive. There may be other risk factors that would preclude CIGNA from realizing the predictions made in the forward-looking statements. While CIGNA may periodically update this discussion of risk factors, CIGNA does not undertake to update any forward-looking statement that may be made by or on behalf of CIGNA prior to its next required filing with the Securities and Exchange Commission.

Exhibit 1

CIGNA CORPORATION
COMPARATIVE SUMMARY OF FINANCIAL RESULTS
(Dollars in millions, except per share amounts)

[CIGNA Logo]

	Three Months Ended June 30,		Six Months Ended June 30,
	2001	2000	2001	2000

REVENUES
Premiums and fees	$3,754	$4,056	$7,553	$8,045
Net investment income	708	734	1,424	1,450
Other revenues (1)	251	168	476	345
Realized investment gains (losses)	(50)	13	(58)	22

Total	$4,663	$4,971	$9,395	$9,862

OPERATING INCOME (LOSS) BY SEGMENT (2)
Employee Health Care, Life and Disability Benefits:
HMO operations	$111	$116	$229	$230
Indemnity operations	93	65	173	126

Total Employee Health Care, Life and Disability Benefits	204	181	402	356
Employee Retirement Benefits and Investment Services	53	64	113	129
International Life, Health and Employee Benefits (3)	10	10	31	18
Other Operations (1) (4)	38	(96)	58	(68)
Corporate	(21)	(7)	(40)	(18)

Total	$284	$152	$564	$417

NET INCOME (LOSS) BY SEGMENT
Employee Health Care, Life and Disability Benefits:
HMO operations	$111	$112	$228	$225
Indemnity operations	78	73	169	142

Total Employee Health Care, Life and Disability Benefits	189	185	397	367
Employee Retirement Benefits and Investment Services	35	72	86	135
International Life, Health and Employee Benefits (3)	10	9	31	17
Other Operations (4)	39	(98)	54	(69)
Corporate	(21)	(7)	(40)	(18)

Total	$252	$161	$528	$432

DILUTED EARNINGS PER SHARE:
Operating income	$1.87	$0.93	$3.68	$2.51
After-tax realized investment gains (losses)	(0.21)	0.06	(0.23)	0.09

Net income	$1.66	$0.99	$3.45	$2.60

Weighted average shares (in thousands)	151,597	163,177	153,253	166,250

SHAREHOLDERS' EQUITY at June 30:			$5,281	$5,466

SHAREHOLDERS' EQUITY PER SHARE at June 30:			$35.65	$34.68

(1)  Includes second quarter 2001 accelerated recognition of gain on the sale of the life reinsurance business of $35 million pre-tax ($22 million after-tax).

(2)  Operating income (loss) is defined as net income (loss) excluding after-tax realized investment results.

(3)  Includes a first quarter 2001 after-tax gain of $8 million on the sale of a partial interest in the Japanese life insurance operation.

(4)  In the second quarter of 2000, CIGNA recognized an after-tax charge of $127 million for the retained reinsurance business relating to reserve strengthening and certain restructuring costs.

CIGNA Corporation	Exhibit 2
Supplemental Financial Information
Financial Data Excluding Specific Adjustments - Results of Operations
(Dollars in millions, except per share amounts)

	Employee Health Care, Life & Disability Benefits						Employee Retirement Benefits & Investment
	HMOs		Indemnity		Total		Svcs.
Three months ended June 30,	2001	2000	2001	2000	2001	2000	2001	2000

Operating income (loss) as published	$111	$116	$93	$65	$204	$181	$53	$64
Accelerated recognition of gain on the sale
of the life reinsurance business	-	-	-	-	-	-	-	-
Charges for the retained reinsurance business	-	-	-	-	-	-	-	-

Operating income (loss) as adjusted	$111	$116	$93	$65	$204	$181	$53	$64

	International Life, Health & Emp. Benefits		Other Operations		Corporate		Consolidated		Diluted Earnings Per Share
Three months ended June 30,	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000

Operating income (loss) as published	$10	$10	$38	$(96)	$(21)	$(7)	$284	$152	$1.87	$0.93
Accelerated recognition of gain on the sale
of the life reinsurance business	-	-	(22)	-	-	-	(22)	-	(0.14)	-
Charges for the retained reinsurance business	-	-	-	127	-	-	-	127	-	0.78

Operating income (loss) as adjusted	$10	$10	$16	$31	$(21)	$(7)	$262	$279	$1.73	$1.71

	Employee Health Care, Life & Disability Benefits						Employee Retirement Benefits & Investment
	HMOs		Indemnity		Total		Svcs.
Six months ended June 30,	2001	2000	2001	2000	2001	2000	2001	2000

Operating income (loss) as published	$229	$230	$173	$126	$402	$356	$113	$129
Accelerated recognition of gain on the sale
of the life reinsurance business	-	-	-	-	-	-	-	-
Gain on sale of Japanese life insurance operation	-	-	-	-	-	-	-	-
Charges for the retained reinsurance business	-	-	-	-	-	-	-	-

Operating income (loss) as adjusted	$229	$230	$173	$126	$402	$356	$113	$129

	International Life, Health & Emp. Benefits		Other Operations		Corporate		Consolidated		Diluted Earnings Per Share
Six months ended June 30,	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000

Operating income (loss) as published	$31	$18	$58	$(68)	$(40)	$(18)	$564	$417	$3.68	$2.51
Accelerated recognition of gain on the sale
of the life reinsurance business	-	-	(22)	-	-	-	(22)	-	(0.15)	-
Gain on sale of Japanese life insurance operation	(8)	-	-	-	-	-	(8)	-	(0.05)	-
Charges for the retained reinsurance business	-	-	-	127	-	-	-	127	-	0.76

Operating income (loss) as adjusted	$23	$18	$36	$59	$(40)	$(18)	$534	$544	$3.48	$3.27